

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-mail
Richard R. Dykhouse
General Counsel
Charter Communications, Inc.
400 Atlantic Street
Stamford, CT 06901

> **Re: Time Warner Cable Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Charter Communications, Inc.**
> **Filed March 28, 2014**
> **File No. 001-33335**

Dear Mr. Dykhouse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of This Solicitation, page 1

1. Please revise to discuss any communications with Comcast in connection with a possible Charter-Comcast bid to acquire TWC. Please briefly discuss the details of these communications including the reasons why the parties were unable to reach an agreement.

2. We note your disclosure of the merger consideration value of $141.16 for each share of TWC Common Stock based on the closing price of Comcast Common Stock on March 27, 2014. To provide balance, please also disclose the merger consideration value of $158.82 based upon the closing price of Comcast Common Stock on February 12, 2014, the last day of trading before the merger announcement on February 13, 2014.

3. Please explain a "symmetrical collar."

Reasons For This Solicitation, page 2

4. One reason for this solicitation against the Comcast-TWC merger would appear to be Charter's own interest in engaging in an alternative transaction with TWC. Please revise to address.

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please revise accordingly throughout the proxy statement. For example, provide support for and appropriately characterize your disclosures regarding: (1) the higher regulatory risk and likelihood of regulatory opposition; (2) the higher risk of delay; (3) the "flawed process" and the alleged failure of the TWC board to investigate alternatives to the proposed merger with Comcast; and (4) failure to address divestitures, including the materiality of the divestitures, effect on synergies and "rumors" to which you refer.

6. The disclosure in the first bullet point suggest that the proposed divestitures are inadequate to mitigate the regulatory risk presented by the Comcast-TWC merger, yet your disclosure in the last bullet point indicates that the proposed divestitures are material. Please reconcile.

7. We note the use of the comparative term "higher" used to describe the regulatory risk and risk of delay posed by the Comcast-TWC merger. Please revise to clarify to what you are comparing the Proposed Comcast Merger and the basis for your conclusions about that comparison. If the comparison relates to an alternative transaction you have proposed or intend to propose, please revise to provide details regarding that proposal.

8. Please revise to delete the term "claimed" in the first sentence under the "Reduced and Uncertain Value" subsection. We note that the merger consideration was valued at $158.82 per TWC share as of the closing price of Comcast's Common Stock on February 12, 2014, the last day of trading before the merger announcement on February 13, 2014.

Proxy Solicitation Concerning Election of Directors and Next Steps, page 6

9. Please update to state your current intentions regarding soliciting for the election of directors at TWC's annual meeting.

Solicitation of Proxies, page 6

10. We note that proxies may be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications, and in person. Please be advised that

all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

<u>Other Information, page 7</u>

11. We note the reference to Rule 14a-5. Please note that we believe that reliance on that rule before TWC distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of TWC's proxy statement, you must undertake to provide the omitted information to security holders. Please confirm your understanding in your response letter.

12. Refer to the last sentence of this section. While you may note that you are not the source of the information to which you refer, because you are required to provide such information, you may not disclaim responsibility for the accuracy or completeness of it. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin Kisner, Attorney-Advisor, at 202-551-3788, or me at (202) 551-3810 if you have questions regarding comments.   Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Steven A. Cohen
        Wachtell, Lipton, Rosen & Katz LLP